Exhibit 21

SUBSIDIARIES OF THE COMPANY

Name	State or Province of Incorporation

API Cryptek Inc. d/b/a ION Networks	Delaware

API Electronics Group Corp.	Ontario

API Electronics, Inc.	Delaware

API Nanofabrication and Research Corporation d/b/a NanoOpto	Delaware

API Nanotronics Holdings Corp.	Ontario

API Nanotronics Sub, Inc.	Ontario

API Systems, Inc.	Delaware

API Defense, Inc.	Delaware

API Defense USA, Inc.	Delaware

Emcon USA, Inc. (f/k/a API Secure Technologies Inc.)	Delaware

API Secure Technologies USA Corp.	Delaware

Cryptek Holdco UK Limited	United Kingdom

Cryptek USA Corp.	Delaware

Emcon2007 Holdco Inc.	Canada

Emcon Emanation Control Ltd.	Canada

Filtran Inc.	New York

Filtran Limited	Ontario

Keytronics Inc.	New York

National Hybrid, Inc.	New York

Pace Technology, Inc.	Florida

Secure Computer Systems Ltd.	United Kingdom

Secure Systems & Technologies, Ltd.	United Kingdom

Secure Systems Production Limited	United Kingdom

TM Systems II, Inc.	Delaware